Hilton Group plc

Ladbroke Group

03 APR 29 AM 7:21



Ref: 82-1571

SUPPL

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton


Ladbrokes


LivingWell

Hilton Group plc

03 APR 29 AM 7:21

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 15 APRIL 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 112,869,997 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 7.14% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	9,411,600
MELLON BANK	102,552
STATE STREET NOMINEES LIMITED	134,800
BROWN BROTHERS HARRIMAN	44,000
NORTHERN TRUST	159,100
LLOYDS BANK NOMINEES LIMITED	697,200
STATE STREET BANK & TRUST	164,700
NATIONAL CITIES	164,700
J P MORGAN CHASE	324,300
CHASE MANHATTAN BANK LONDON	15,254,984

CHASE NOMINEES LIMITED	5,601,300
BANK OF NEW YORK LONDON	2,456,926
MELLON NOMINEES LIMITED	699,800
CREDIT SUISSE FST BOS ZURICH	20,900
NORTHERN TRUST	755,200
CHASE NOMINEES LIMITED	1,604,229
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	1,089,500
DEUTSCHE BANK	1,655,900
CITIBANK	738,500
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	18,235,800
CHASE MANHATTAN BANK LONDON	5,046,206
STATE STREET BANK & TRUST	3,300,141
BANK OF NEW YORK LONDON	16,819,800
CHASE NOMINEES LIMITED	2,277,500
DEUTSCHE BANK	819,176
NORTHERN TRUST	8,245,136
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	1,915,900
NATIONAL AUSTRALIA BANK	20,700
PICG	14,600
J P MORGAN	7,810,100

STATE STREET NOMINEES LIMITED	1,945,000
CITIBANK	183,300
MSS NOMINEES LIMITED	1,681,647
NORTRUST NOMINEES LIMITED	2,278,300
CHASE MANHATTAN BANK AG FRANKFURT	56,700
MORGAN STANLEY	1,033,500
TOTAL	112,869,997